October 11, 2018

Mr. Paul Fischer

Staff Attorney

Division of Corporation Finance

Office of Telecommunications

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: ProBility Media Corporation Information

Statement on Form Pre14C Filed on

September 28, 2018

File no. 000-55074

Form Pre14C, filed on September 28, 2018, File no. 000-5074 General

1.	We note your disclosure that “current executive officers and directors” representing approximately 54% of your outstanding shares of voting stock executed and delivered written consents authorizing the corporate actions to be taken. Your beneficial ownership table, however, indicates that officers and directors, as a group, only hold 38.5% of your common stock; it is not clear how you determined that the requisite voting power to approve the actions was satisfied. Please tell us the method by which the written consents of the consenting stockholders were obtained and identify the stockholders or group of stockholders whose consents you solicited. Disclose the percentage of votes that each represents. Additionally, if necessary, update your beneficial ownership and principal shareholder disclosures.

Response:

We have revised our Form Pre14C to reflect your comments. Specifically, we have revised the language describing aforementioned disclosure to read as follows:

“The Board of Directors has approved, and stockholders of ProBility Media (the “Consenting Stockholders”) representing 42,073,061 shares out of 77,931,415 shares of Common Stock outstanding as of September 7, 2018, have consented in writing to the Actions. The Consenting Stockholders included our executive officers and directors holding 33,471,031 shares, as well as several employees and consultants who work for us and other individuals who formerly owned companies recently acquired by us, each of whom works in our offices. No solicitations were made by us in connection with obtaining the stockholder votes.”

ProBility Media did not “solicit” votes from the consenting stockholders, but had a prior relationship through its directors, executive officers and employee base, each such stockholder as an affiliate or other fiduciary.  No commission or remuneration was paid in gathering these votes.  We believe the actions taken by ProBility Media in obtaining the consents and in relying on Regulation 14C were proper and customary.  These actions were also taken in part in the context of recent strategic acquisitions in which the company and several of these stockholders were involved.

We believe the actions taken by ProBility Media in obtaining the consents for purposes of complying with Regulation 14C were exempt under the proxy solicitation rules.

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The company’s definitive information statement reflecting the changes described above will be filed with the SEC as soon as the staff has reviewed this letter and has advised us that no further issues remain outstanding.

Kindly address any comments or questions that you may have concerning this letter to me.

Sincerely yours,

/s/ Evan Levine

Evan Levine

Chief Executive Officer

ProBility Media Corporation

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